

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Chantelle Breithaupt
Chief Financial Officer
Aspen Technology, Inc.
20 Crosby Drive
Bedford, Massachusetts 01730

> **Re: Aspen Technology, Inc.**
> **Form 10-KT for the Transition Period from October 1, 2021 to June 30, 2022**
> **File No. 001-41400**

Dear Chantelle Breithaupt:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Technology